Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-190038
February 11, 2015
GAZ
iPath® Bloomberg Natural Gas Subindex Total ReturnSM ETN
ETN Description
The iPath® Bloomberg Natural Gas Subindex Total ReturnSM ETN (the “ETNs”) is designed to provide investors with exposure to the Bloomberg Natural Gas Subindex Total ReturnSM. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank
PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index.
An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors inclluded in the relevant prospectus.
Index Description
The Bloomberg Natural Gas Subindex Total ReturnSM (the “Index”) reflects the returns that are potentially available through an unleveraged investment in the futures contracts on natural gas. The Index currently consists of one futures contract on the commodity of natural gas (currently the Henry Hub Natural Gas futures contract traded on the NYMEX) which is included in the Bloomberg Commodity Index Total ReturnSM. Owning the ETNs is not the same as owning interests in the commodities futures contracts comprising the Index or a security directly linked to the performance of the Index.
Investor Guidance
On August 21, 2009, Barlcays Bank PLC announced the temporary suspension of further issuance of the iPath® Dow Jones-UBS Natural gas Subindex Total ReturnSM ETN (the “GAZ ETNs”). On May 18, 2012, Barclays Bank PLC published an investor guidance notification regarding the persistent and material premium in the trading price of the GAZ ETNs in relation to their intraday indicative value at that time. Due to likely continued fluctuations in this premium, Barclays Bank PLC believes that the GAZ ETNs will not track the price of the underlying natural gas futures index in a consistent manner and therefore are currently not suitable for most investors. The secondary market for the ETNs has been volatile and unpredictable, and investors should not assume that the ETNs will continue to trade at a premium in relation to their intraday indicative value. Please visit http://www.ipathetn.com/us/pressreleases to view the full press release.
ETN Details Index Details
Ticker GAZ Index name Bloomberg Natural Gas Subindex Total ReturnSM Intraday Indicative Value Ticker GAZ.IV Composition Futures on natural gas CUSIP 06739H644 Number of components 1 ISIN US06739H6449 Bloomberg Index ticker BCOMNGTR Primary exchange NYSE Arca Index inception date 2/1/2006 Investor Fee Rate1 0.75% per annum Index sponsors Bloomberg and UBS Securities LLC Inception date 10/23/2007 Maturity date 10/22/2037 Issuer Barclays Bank PLC
Callable ETN No
1 The investor fee rate per ETN is equal to 0.75% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to: (1) the Investor Fee Rate times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the Index Factor on the immediately preceding trading day) divided by (4) 365. The Index Factor on any given day will be equal to the closing value of the Index underlying the ETNs on that day divided by the Initial Index Level. The Initial Index Level for this series of iPath ETNs is the closing value of the Index underlying the ETNs on the Inception date.

GAZ

Cumulative Return



80%
40%
0%
-40%
-80%
-120%
Jan 08
Jan 09
Jan 10
Jan 11
Jan 12
Jan 13
Jan 14
iPath® Bloomberg Natural Gas Subindex Total Return℠ ETN
Bloomberg Natural Gas Subindex Total Return℠

Source: Bloomberg, BlackRock (based on daily returns since ETN inception date; 10/23/07-06/30/14).

Index Composition



NATURAL GAS 100.00%

Source: Bloomberg, as of 6/30/2014. Index composition is subject to change.

Annualized Performances, Standard Deviation And Correlation History

	3-month Return %	6-month Return %	1-Year Return % Annualized	3-Year Return % Annualized	5-Year Return % Annualized	Since ETN Inception 10/23/07 Return % Annualized	Standard Deviation % Annualized[2]	Index Correlations[3]
iPath® Bloomberg Natural Gas Subindex Total Return℠ ETN	0.97	16.71	25.61	-25.86	-29.35	-34.54	37.61	1.00
Bloomberg Natural Gas Subindex Total Return℠	0.96	13.11	20.03	-22.11	-26.32	-32.12	33.43	1.00
S&P 500® TR Index	5.23	7.14	24.61	16.58	18.83	6.20	13.40	-0.03
MSCI EAFE TR Index	4.09	4.78	23.57	8.10	11.77	0.68	19.16	0.04
MSCI Emerging Markets TR Index℠	6.60	6.14	14.31	-0.39	9.24	-0.44	17.05	0.08
Barclays U.S. Aggregate Bond TR Index	2.04	3.93	4.37	3.66	4.85	4.98	2.85	0.03
Bloomberg Commodity Index Total Return℠	0.08	7.08	8.21	-5.17	1.99	-3.59	15.02	0.28

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets Index℠ is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total Return℠ reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.

Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

[2] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/09-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[3] Correlations based on monthly returns for 06/09-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

IP-GAZ-0614

Page 2 of 4

GAZ
Benefits Risks
May provide portfolio diversification and completion* No principal protection Ability to execute tactical views Credit risk of the issuer Interest Rate Management Concentration of index exposure
Hedging Tool Minimum number of ETNs required to redeem directly with issuer** Exchange listed Market risk Daily redemption capabilities directly to issuer** Yearly fee and applicable costs No tracking error to their specified underlying index***
* Diversification does not protect against market risk.
** Subject to notification requirements described in the applicable prospectus, a holder must redeem at least 50,000 iPath ETNs of the same series at one time in order to exercise the right to redeem the ETNs on any redemption date.
*** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.
Selected Risk Considerations
An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.
You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.
Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.
Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.
I0614 A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity—GAZ of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.
- iP Page 3 of 4

GAZ
No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.
Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.
Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.
BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.
The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.
“Bloomberg®”, “Bloomberg Commodity IndexSM”, “Bloomberg Commodity Index Total ReturnSM”, “Bloomberg Natural Gas Subindex Total ReturnSM” and “BCOM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Barclays Bank
PLC. Any ETNs based on the Bloomberg Commodity Indices are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS”), or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly.
I0614 © 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks,—GAZ servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0740-1014
- iP Not FDIC Insured—No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com Page 4 of 4